UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ILG, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46113M108

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46113M108

1.	Names of Reporting Persons Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,643,957 shares (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 16,643,957 shares (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,643,957 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 13.4% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)  The Voting and Support Agreement, dated as of April 30, 2018 (the “ILG/Marriott Voting Agreement”), by and among Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation), a Delaware corporation (the “Reporting Person”), Liberty USA Holdings, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of the Reporting Person (“Liberty USA”), ILG, Inc. (formerly known as Interval Leisure Group, Inc.), a Delaware corporation (the “Issuer”), and Marriott Vacations Worldwide Corporation, a Delaware corporation (“Marriott”), contains provisions relating to the voting of the common stock, par value $0.01 per share, of the Issuer, beneficially owned by the Reporting Person.  In addition, the ILG/Marriott Voting Agreement contains certain provisions relating to the transferability by the Reporting Person of such shares.  The Reporting Person expressly disclaims the existence of, and membership in, a group with Marriott. See Item 6 of this Amendment.

(2)  Subject to certain voting obligations and restrictions on transfer applicable to the Reporting Person contained in the ILG/Marriott Voting Agreement. Also subject to the Reporting Person’s obligations under the ILG Spinco Agreement, dated as of October 27, 2015, by and among the Issuer, the Reporting Person and Liberty USA. See Item 6 of the Statement.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of the Issuer’s common stock outstanding as of April 24, 2018 is 124,207,141, as reported by the Issuer in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

Qurate Retail, Inc.

(formerly known as Liberty Interactive Corporation)

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

ILG, Inc.

(formerly known as Interval Leisure Group, Inc.)

This Report on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of ILG, Inc. (formerly known as Interval Leisure Group, Inc.), a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation), a Delaware corporation (the “Reporting Person”), on August 29, 2008, as amended by Amendment No. 1 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on November 2, 2015 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amendment to the Schedule 13D (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms used and not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 1.   Security and Issuer

The information contained in Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation), a Delaware corporation, is filing this Statement with respect to the common stock, par value $0.01 per share, of ILG, Inc. (formerly known as Interval Leisure Group, Inc.), a Delaware corporation, beneficially owned by the Reporting Person.

The Issuer’s principal executive offices are located at 6262 Sunset Drive, Miami, Florida, 33143.

Item 2.   Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 30, 2018, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated as of April 30, 2018 (the “Merger Agreement”), with Marriott Vacations Worldwide Corporation, a Delaware corporation (“Marriott”), Ignite Holdco, Inc., Ignite Holdco Subsidiary, Inc., Volt Merger Sub, Inc., and Volt Merger Sub, LLC, pursuant to which, and subject to the satisfaction of certain conditions, the Issuer will become a wholly owned subsidiary of Marriott (the transactions contemplated by the Merger Agreement referred to herein as the “Combination Transactions”).  Upon consummation of the transactions contemplated by the Merger Agreement, each share of Common Stock outstanding will, after certain interim steps, be converted into $14.75 in cash, without interest, and 0.165 shares of common stock, $0.01 par value per share, of Marriott, in accordance with the terms of the Merger Agreement.  In connection with the proposed Combination Transactions, on April 30, 2018, the Reporting Person entered into a Voting and Support Agreement (the “ILG/Marriott Voting Agreement”) with Marriott, the Issuer, and Liberty USA Holdings, LLC, an indirect, wholly owned subsidiary of the Reporting Person (“Liberty USA Holdings”), as further described below in Item 6 of this Amendment.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  The Reporting Person beneficially owns 16,643,957 shares of Common Stock, which shares constitute approximately 13.4% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is based on 124,207,141 shares outstanding as of April 24, 2018, as reported by the Issuer in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017, filed with the SEC on April 30, 2018.

(b)  The Reporting Person has the sole power to vote or direct the voting of 16,643,957 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Spinco Agreement and the ILG/Marriott Voting Agreement.

(c) Other than as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person, effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On April 30, 2018, in connection with the Combination Transactions, the Reporting Person entered into the ILG/Marriott Voting Agreement.  The following summary of the ILG/Marriott Voting Agreement does not purport to reflect all of the provisions of the ILG/Marriott Voting Agreement, and is qualified in its entirety by reference to the full text of ILG/Marriott Voting Agreement, which has been filed as Exhibit 7(f) hereto.

Voting and Support Agreement

Voting Obligations, Transfer Restrictions and Termination

Pursuant to the ILG/Marriott Voting Agreement, the Reporting Person is obligated, among other things, to vote all of its shares of Common Stock in favor of the adoption of the Merger Agreement, against any Competing Proposal (as defined in the Merger Agreement) and any agreement, amendment of the Issuer’s organizational documents or other action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions.  In the event that, prior to receipt of shareholder approval of the Merger Agreement, the board of directors of the Issuer makes an Ignite Adverse Recommendation Change (as defined in the Merger

Agreement), then the Reporting Person may, in its sole discretion, vote its shares of Common Stock (i) as described in the preceding sentence or (ii) in the same proportion as votes cast by the shareholders of the Issuer (other than the Reporting Person) with respect to the Merger Agreement and the transactions contemplated thereby, and any agreement, amendment of the Issuer’s organizational documents or other action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions. The Reporting Person has agreed, subject to certain exceptions, not to transfer its shares of Common Stock during the term of the ILG/Marriott Voting Agreement.

The ILG/Marriott Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Final Holdco Merger Effective Time (as defined in the Merger Agreement); or (iii) the date on which certain provisions of the Merger Agreement are modified, amended, waived or changed, or a provision is added to the Merger Agreement, in any case, which is or is reasonably expected to be adverse to the Reporting Person, without the prior written consent of the Reporting Person.

Registration Rights

The ILG/Marriott Voting Agreement provides that immediately after, and contingent upon, the Final Holdco Merger Effective Time, Marriott shall assume all of the Issuer’s rights and obligations under the Registration Rights Agreement, dated as of October 27, 2015, by and among the Reporting Person, the Liberty Parties (as defined therein) and the Issuer (as so assumed, the “Registration Rights Agreement”), and Marriott will be substituted for the Issuer for all purposes under the Registration Rights Agreement.. The ILG/Marriott Voting Agreement also grants the Reporting Person certain additional rights with respect to the registration of shares.

Waiver of Rights under Spinco Agreement

Pursuant to the ILG/Marriott Voting Agreement, the Reporting Person has waived (the “Spinco Agreement Waiver”) certain of its rights under Section 6 of the Spinco Agreement in favor of the Combination Transactions. Such Spinco Agreement Waiver will continue in effect regardless of any amendments to the Merger Agreement, except in the case of any amendment that would reasonably be expected to have an effect upon the Reporting Person’s decision to grant the Spinco Agreement Waiver.  In addition, the Spinco Agreement Waiver will be applicable to alternative proposals and agreements relating to the Combination Transactions and any amendments to the Merger Agreement in response thereto, and will survive a termination of the ILG/Marriott Voting Agreement (including termination resulting from the Issuer’s acceptance of a Superior Proposal (as defined in the Merger Agreement) and the execution of a definitive agreement in respect thereof) except as specifically provided in the ILG/Marriott Voting Agreement.

Item 7.    Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

7(a)

Spinco Agreement, dated as of May 13, 2008, by and between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008 (File No. 0-20570)).

7(b)

Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, by and among IAC/InterActiveCorp, Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008 (File No. 001-34061)).

7(c)	Registration Rights Agreement, dated as of August 20, 2008, by and among Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit

10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008 (File No. 001-34061)).

7(d)

ILG Spinco Agreement, dated as of October 27, 2015, among Interval Leisure Group, Inc., Liberty Interactive Corporation, and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(e) to Amendment No. 1 to Liberty Interactive Corporation’s Statement on Schedule 13D/A with respect to Interval Leisure Group, Inc., filed with the SEC on November 2, 2015 (File No. 005-84169) (the “13D/A”)).

7(e)

Amended and Restated Registration Rights Agreement (ILG), dated as of October 27, 2015, by and among Interval Leisure Group, Inc., Liberty Interactive Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(f) to the 13D/A).

7(f)	Voting and Support Agreement, dated as of April 30, 2018, among ILG, Inc., Marriott Vacations Worldwide Corporation, Qurate Retail, Inc., and Liberty USA Holdings, LLC.*

*Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2018	QURATE RETAIL, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Spinco Agreement, dated as of May 13, 2008, by and between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the SEC on May 16, 2008 (File No. 0-20570)).

7(b)

 Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, by and among IAC/InterActiveCorp, Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008 (File No. 001-34061)).

7(c)

Registration Rights Agreement, dated as of August 20, 2008, by and among Interval Leisure Group, Inc., Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 25, 2008 (File No. 001-34061)).

7(d)

 ILG Spinco Agreement, dated as of October 27, 2015, among Interval Leisure Group, Inc., Liberty Interactive Corporation, and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(e) to Amendment No. 1 to Liberty Interactive Corporation’s Statement on Schedule 13D/A with respect to Interval Leisure Group, Inc., filed with the SEC on November 2, 2015 (File No. 005-84169) (the “13D/A”)).

7(e)

Amended and Restated Registration Rights Agreement (ILG), dated as of October 27, 2015, by and among Interval Leisure Group, Inc., Liberty Interactive Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 7(f) to the 13D/A).

7(f)	Voting and Support Agreement, dated as of April 30, 2018, among ILG, Inc., Marriott Vacations Worldwide Corporation, Qurate Retail, Inc., and Liberty USA Holdings, LLC.*

*Filed herewith.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

QURATE RETAIL, INC.

The name and present principal occupation of each director and executive officer of Qurate Retail, Inc. (“Qurate”) are set forth below. The business address for each person listed below is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Qurate, all executive officers and directors listed are United States citizens, except for Fiona Dias, who is a citizen of both the United States and Kenya, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
Michael A. George	President and Chief Executive Officer of Qurate; Director of Qurate; President and Chief Executive Officer, QVC, Inc.
Gregory B. Maffei	Chairman of the Board and Director of Qurate
Richard N. Barton	Director of Qurate
Fiona Dias	Director of Qurate
M. Ian G. Gilchrist	Director of Qurate
Evan D. Malone	Director of Qurate
John C. Malone	Director of Qurate
David E. Rapley	Director of Qurate
M. LaVoy Robison	Director of Qurate
Larry E. Romrell	Director of Qurate
Mark Vadon	Director of Qurate
Andrea L. Wong	Director of Qurate
Richard N. Baer	Chief Legal Officer of Qurate
Mark D. Carleton	Chief Financial Officer of Qurate
Albert E. Rosenthaler	Chief Corporate Development Officer of Qurate